Exhibit 23

Consent of Independent Registered Public Accounting Firm

The People’s United Bank, N.A. Compensation, Nominating and Governance Committee of the Board of Directors and Participants of the People’s United Bank, N.A. 401(k) Employee Savings Plan:

We consent to the incorporation by reference in the registration statement on Form S-8 (no. 333-140865) of People’s United Financial, Inc. of our report dated June 24, 2016 with respect to the statements of net assets available for plan benefits of the People’s United Bank, N.A. 401(k) Employee Savings Plan as of December 31, 2015 and 2014, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule H, line 4(i) – schedule of assets (held at year end) as of December 31, 2015 which report appears in the December 31, 2015 annual report on Form 11-K of the People’s United Bank, N.A. 401(k) Employee Savings Plan.

/s/ McSoley McCoy & Company

South Burlington, Vermont

June 24, 2016